125 Old Broad Street London EC2N 1AR United Kingdom	VIA EDGAR

April 15, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Matthew Crispino

Re:	Endava plc
Registration Statement on Form F-1
File No. 333-230882
Acceleration Request
Requested Date:    April 17, 2019
Requested Time:    4:30 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on April 17, 2019, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes each of Nicole Brookshire and Richard Segal of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP at +1 617 937 2357, or in her absence, Richard Segal at +1 617 937 2332. Thank you for your assistance with this matter.
[Signature Page Follows]

Sincerely,
Endava plc

By:	/s/ John Cotterell
John Cotterell
Chief Executive Officer

cc:	Mark Thurston, Endava plc
Nicole Brookshire, Cooley LLP
Richard Segal, Cooley LLP
Lynn Horwitz, Cooley LLP